Form 27
                                 Securities Act

                             MATERIAL CHANGE REPORT


Item 1: Reporting Issuer:       Vasogen Inc.
                                2155 Dunwin Drive
                                Mississauga, ON
                                L5L 4M1

                                Telephone No.: (905) 569-2265

Item 2: Date of Material        November 7, 2001
Change:

Item 3: Press Release:          Issued at Toronto on November 7, 2001

Item 4: Summary of              Vasogen Inc., a developer of immune
Material Change:                modulation therapies for the treatment
                                of inflammatory disease and Quest
                                Diagnostics Incorporated, the leading
                                provider of diagnostic testing,
                                information and services in the U.S.,
                                today announced the formation of a
                                strategic alliance to jointly
                                commercialize Vasogen's immune
                                modulation therapy in the United States.
                                Vasogen's immune modulation therapy
                                targets a fundamental cause of a broad
                                range of diseases by beneficially
                                modulating destructive inflammatory
                                processes.



Item 5: Full Description of     Vasogen Inc. and Quest Diagnostics today
Material Change:                announced the formation of a strategic
                                alliance to jointly commercialize
                                Vasogen's immune modulation therapy in
                                the United States. Vasogen's immune
                                modulation therapy targets a fundamental cause of a broad range of diseases by beneficially modulating destructive inflammatory processes.


                                Under the terms of the agreement, Quest
                                Diagnostics has been granted the
                                exclusive rights to distribute Vasogen's immune modulation therapy in the United States. As clinical trials of Vasogen's immune modulation therapy advance in the areas of cardiovascular, autoimmune, and other inflammatory diseases, Vasogen and Quest Diagnostics will work together to establish the distribution infrastructure to support a successful market introduction. The companies will share in product revenues. As part of the agreement, Quest Diagnostics will make a $7.5 million (U.S.) equity investment in Vasogen. In addition, Quest Diagnostics' continued exclusivity is subject to milestone payments, the timing of which is tied to the FDA approval process.

Item 6: Reliance on Section     Not Applicable
75(3)of the Act:

Item 7: Omitted                 None
Information:

Item 8: Senior Officer:         Christopher J. Waddick
                                Vice President - Finance, Chief
                                Financial Officer,
                                Corporate Secretary and Treasurer

                                Tel: (905) 569-2265




Item 9: Statement of Senior     The foregoing accurately discloses the
Officer                         material change referred to herein.





                                DATED at Toronto this 7th day of
                                November, 2001


                                "Christopher J. Waddick"
                                ------------------------------------------------
                                Christopher J. Waddick Vice President - Finance, Chief Financial Officer, Corporate Secretary and Treasurer